Exhibit 99.3

Perion Enters into Definitive Merger Agreement with Affle

All-cash price of $11.70 per share, a 34.5% premium to Perion’s closing share price on October 30, 2026

New York & Tel Aviv - November 1, 2026 - Perion (“Perion” or the “Company”) (NASDAQ & TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, and Affle 3iL Ltd., a subsidiary of Affle International Pte. Ltd. (“Affle”), a global technology company delivering AI-led solutions in mobile advertising, today announced that they entered into a definitive agreement under which Affle will acquire the Company in an all-cash transaction. Upon closing of the transaction, Perion will become a wholly-owned subsidiary of Affle, and will continue to operate under the Perion brand.

Under the terms of the definitive merger agreement, which has been unanimously approved by Perion’s Board of Directors, the Company’s shareholders will receive cash consideration of $11.70 per share. The transaction represents an equity value for the Company of approximately $420 million and represents a 34.5% premium to the Company’s closing share price on October 30, 2026, the last trading day prior to the execution of the definitive agreement. The definitive merger agreement also includes a 40-day “go shop” period that will allow the Company to affirmatively solicit alternative proposals from interested parties.

“Over the past several years, we have transformed Perion into a differentiated advertising technology company, driven by the strength of our team, technological innovation, and our focus on measurable business outcomes for advertisers,” said Tal Jacobson, CEO of Perion. “Through Perion One and our Outmax AI agent, we continue to advance how advertising performance is executed and optimized across channels to ensure the best ROI on media investments for our customers. Our agreement with Affle marks an important milestone for Perion. Affle has established a strong position in mobile performance, supported by an experienced team, global reach, and a focus on measurable results. We see significant potential in bringing these complementary capabilities together to create new opportunities for brands, agencies, and media owners worldwide. Throughout this process, our focus remains on executing our strategy, supporting our people, and delivering for the customers and partners who rely on us.”

“Perion’s management has demonstrated strong strategic execution, further strengthening the business and positioning it for its next phase of growth,” said Eyal Kaplan, Chairman of Perion’s Board of Directors. “We welcome the opportunity to join forces with Affle, a leading global technology company. We believe the proposed transaction offers compelling value and greater financial certainty for Perion’s shareholders, while providing a strong foundation for the company’s future. The Board remains focused on pursuing the path that best serves shareholders and enables Perion to realize its full potential.”

“We are excited to welcome the Perion family on board as we continue to strengthen the foundations of our AI-powered Consumer Platform Tech Stack,” said Anuj Khanna Sohum, Chairperson, Managing Director and Chief Executive Officer of Affle. “Through this acquisition, we are bringing together our highly complementing tech capabilities, innovation culture and unique IP to global scale. The combination of Affle’s strong leadership in mobile marketing with Perion’s established presence across Retail Media, CTV, DOOH and other digital channels will enable us to drive greater synergies across the omnichannel consumer journey on intelligent connected devices. With our integrated capabilities, we see opportunities to unlock greater ROI for advertisers and publishers alike, while driving global scale for premium consumer conversions across industry verticals such as e-commerce, retail and healthcare. This is an important step in strengthening our CPCU business across Developed Markets and advancing our 10X decadal growth vision.”

Transaction Details:

The transaction is expected to be completed in early 2027 and is subject to approval by Perion's shareholders, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as other closing conditions. Upon completion of the transaction, Perion ordinary shares will no longer be listed on the Nasdaq Stock Market or the Tel Aviv Stock Exchange.

As of September 30, 2026 Perion had cash and cash equivalents, short-term bank deposits and marketable securities, of $228.3 million. During the third quarter, the Company utilized $26.0 million under the company’s share repurchase program and $10.9 million for the acquisition of PRN.

Debt financing in support of the transaction is being provided by Citibank, N.A. The transaction is not subject to a financing condition.

The definitive merger agreement includes a 40-day “go-shop" period that will expire at 11:59 PM local time in Israel on December 11, 2026, which permits Perion and its financial advisor to actively solicit and consider alternative acquisition proposals. There can be no assurance that this process will result in a superior proposal, and the Company does not intend to disclose developments with respect to the “go-shop" process unless and until it determines such disclosure is appropriate or is otherwise required.

Advisors:

Canaccord Genuity is acting as exclusive financial advisor and Meitar Law Offices is acting as legal counsel to Perion in connection with the proposed transaction. LUMA Partners is acting as financial advisor and Barnea Jaffa Lande & Co. is acting as legal counsel to Affle.

About Perion:

Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI agent, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit Perion’s website at www.perion.com

About Affle:
Affle 3i Limited is a global technology company enabling verticalized AI-led consumer conversions for advertisers globally, powered by the differentiated CPCU business model across Mobile, CTV and other agentic/autonomous intelligent connected devices (AICDs).

Affle 3i Consumer Platform enables advertisers to optimize targeting, personalize user engagement and maximize ROI by combining proprietary data, deep audience intelligence and advanced agentic AI capabilities. With innovative technology integrations, Affle maximizes user engagement at every stage of the consumer journey across connected devices with algorithms that go beyond automation and efficiency to deliver next-gen experiences through deep human-vs-non-human data distillation. Affle 3i Limited is listed on the NSE (AFFLE) and BSE (542752).

For more information, visit www.affle.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion, and with respect to the proposed acquisition of Perion by Affle 3i Limited (“Affle”), including the proposed merger of a subsidiary of Affle with and into Perion, with Perion surviving as a subsidiary of Affle’s subsidiary, the expected timing and completion of the transaction, the anticipated benefits of the transaction and the anticipated delisting of Perion’s securities from the Nasdaq Stock Market (“Nasdaq”) and the Tel Aviv Stock Exchange (“TASE”). The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. In addition, risks and uncertainties relating to the proposed transaction with Affle include, but are not limited to: (i) uncertainties as to the timing of the transaction; (ii) the risk that the transaction may not be closed on the anticipated terms in a timely manner or at all; (iii) the failure to satisfy any of the closing conditions to the consummation of the transaction, including receiving, on a timely basis or otherwise, the required approval of Perion’s shareholders; (iv) the possibility that any or all of the various closing conditions to the consummation of the transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement, including in circumstances which would require a party to pay a termination fee; (vi) the effect of the announcement or pendency of the transaction on Perion’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (vii) risks related to diverting management’s attention from Perion’s ongoing business operations; (viii) the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; (x) certain restrictions during the pendency of the transaction that may impact Perion’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that any announcements relating to the transaction could have adverse effects on the market price of Perion’s securities, including if the transaction is not consummated; (ix) risks that the benefits of the transaction are not realized when and as expected; and (x) legislative, regulatory and economic developments, including those affecting the proposed delisting of Perion’s securities from Nasdaq and the TASE. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. The Forecasts are based on numerous assumptions, judgments, estimates and expectations of management as of the date hereof, many of which are inherently uncertain, subjective, beyond the Company’s control, and subject to risks and to change without notice. Actual results may differ materially, and are likely to differ, from the Forecasts. Perion does not assume any obligation to update, amend or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Perion Investor Relations:

Jeff Seiner

jeffs@perion.com